UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the convening notice for the 2022 Annual General Meeting of Evaxion Biotech A/S (the “Company”), providing notice to the Company’s shareholders of the Company’s 2022 Annual General Meeting to be held on Tuesday, May 3, 2022 at 4:00 pm (CEST).

Furnished as Exhibit 99.2 to this Report on Form 6-K is the form of Proxy for the Company’s 2022 Annual General Meeting.

Furnished as Exhibit 99.3 to this Report on Form 6-K is Appendix 1 to the convening notice for the Company’s 2022 Annual General Meeting containing a description of the nominated directors.

Furnished as Exhibit 99.4 to this Report on Form 6-K is Appendix 2 to the convening notice for the Company’s 2022 Annual General Meeting containing the Company’s Articles of Association as proposed to be amended at the meeting.

Important Notice Regarding the Internet Availability of Materials for the Annual General Meeting of Shareholders of Evaxion Biotech A/S to be Held on Tuesday, May 3, 2022:

The convening notice for the 2022 Annual General Meeting (the “AGM”) of Shareholders of Evaxion Biotech A/S (the “Company”), providing notice to the Company’s shareholders of the AGM to be held on Tuesday, May 3, 2022 at 4:00 p.m. (CEST), the Proxy for the AGM and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”), as filed with the United States Securities and Exchange Commission (“SEC”), are available for viewing, printing and downloading at the Company’s website at www.evaxion-biotech.com. The Annual Report is also available on the SEC’s website at www.sec.gov.

A copy of the Company’s Annual Report will be furnished without charge to any shareholder upon written or oral request to Evaxion Biotech A/S, Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark Attention: Investor Relations.

Exhibits

Exhibit
No.	Description

99.1	Convening Notice to Shareholders
99.2	Proxy for 2022 Annual General Meeting
99.3	Appendix 1 to 2022 Annual General Meeting Notice to Convene (description of nominated directors)
99.4	Appendix 2 to 2022 Annual General Meeting Notice to Convene (proposed Articles of Association)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: April 12, 2022	By:	/s/ Lori Hollander
Lori Hollander
Vice President, Financial Planning & Analysis